

November 6, 2012

Via E-Mail
Mr. K. Douglas Ralph
Chief Financial Officer
Carpenter Technology Corp.
P.O. Box 14662
Reading, PA 19610

>   **Re:**   **Carpenter Technology Corp.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2012**
>   **Filed August 22, 2012**
>   **Definitive Proxy on Schedule 14A**
>   **Filed September 14, 2012**
>   **File No. 1-05828**

Dear Mr. Ralph:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Proxy Card

1.   In future filings, please revise your proxy card to describe the advisory vote in a manner consistent with Exchange Act Rule 14a-21 that clearly informs shareholders that they are providing an advisory vote to approve executive compensation. Refer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website.

Form 8-K filed October 13, 2011

2.   It does not appear that you amended your Form 8-K filed with the Commission on October 13, 2011 to report your decision regarding the frequency of say-on-pay votes, or included such disclosure in subsequent periodic reports filed after the annual meeting which took place on October 10, 2011. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. In this respect, we note that failure to file a timely report required by Item 5.07 of Form 8-K will render a company S-3 ineligible. Refer to SEC Release No. 33-9178 (January 25, 2011). Please advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Dickerson, Staff Attorney at (202) 551-3749, if you have questions regarding these comments and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief